UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on September 16, 2026, titled “Beamr Launches ML-Safe Lossless Compression for Autonomous Vehicle Fleets”.

The first paragraph in the press release attached to this Form 6-K as Exhibit 99.1 is hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-272779 and 333-280576) and Form F-3 (File No. 333-277787), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Beamr Launches ML-Safe Lossless Compression for Autonomous Vehicle Fleets.”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: September 16, 2026	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

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